Henkel

A Brand like a Friend

RECEIVED
2006 MAR 13 P 12:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Henkel KGaA, 40191 Düsseldorf, Deutschland

Office of International Corporation Finai
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

06011626

SUPPL

Datum / Date	03.03.2006	Abteilung / Dept.	FJC Corporate Matters
Ihre Nachricht / Your message		Telefon / Phone	+49 211 797 8959
		Telefax / Fax	+49 211 798 2464
		E-Mail / E-mail	thomas-gerd.kuehn@de.henkel.com

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find a copy of a Shareholder's Proposal of February 28, 2006, to the invitation for the Annual General Meeting of Henkel KGaA to be held on April 10, 2006.

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,

Henkel KGaA

Kühn

Nicolas

PROCESSED
MAR 14 2006
THOMSON FINANCIAL

dlw 3/13

Encl.

Henkel

A Brand like a Friend

Shareholders' Proposals for the

Annual General Meeting of Henkel KGaA

on April 10, 2006

Latest update: February 28, 2006

Below you will find all shareholders' proposals relating items on the Agenda for the Annual General Meeting on April 10, 2006, for which disclosure is required.

Note: This version of the Shareholders' Proposals is a translation of the German original. For the purpose of interpretation, the German text only is authoritative.

Mr. Wilm Diedrich Müller, Neuenburg, has submitted the following shareholders' proposals:

A Agenda item 1, Approval of the Annual Financial Statements:

From: postmaster@firma-diedrich-mueller.de
Sent: Wednesday, February 22, 2006
To: Investor.Relations@henkel.com

to the company Henkel KGaA, domiciled in Düsseldorf, via E-mail
--
Name of Sender: Mr. Müller, Wilm, Diedrich, born March 25, 1956 in Sande am Jadebusen, 1st Profession: Greeter, 2nd Profession: Congratulator, 3rd Profession: Applauder;
In-Exile Address: Am Markt 3, 26340 Neuenburg an der Bullenmeersbäke,
E-mail:a@9ko.de, Telephone: 04452-9485970, Mobile Telephone: 0170-1865248,
Fax: 01212 6 1889 1889 Passport Number: 182017195, Driver's license: I4002863401
Reykjavik-Casablanca-Dakar-time: 10.01, Date: February 22, 2006

My proposal regarding Agenda item 1

Persons, I have adhered to my counter-proposal with supporting reasons. I would justify this adherence citing the fact that, even now, no single annual report relating to the company Henkel KGaA and not ~~to Henkel KGaA~~ could to date yet be presented to me. Annual financial statements relating to Henkel KGaA would be of no interest to me.

The above-named Mr. Müller

From: postmaster@firma-diedrich-mueller.de
Sent: Sunday, February 19, 2006
To: Investor.Relations@henkel.com

to the company Henkel KGaA, domiciled in Düsseldorf, via E-mail;
copy to the company Commerzbank AG, domiciled in Frankfurt/Main, via E-mail
--
Name of Sender: Mr. Müller, Wilm, Diedrich, born March 25, 1956 in Sande am Jadebusen, 1st Profession: Greeter, 2nd Profession: Congratulator, 3rd Profession: Applauder;
In-Exile Address: Am Markt 3, 26340 Neuenburg an der Bullenmeersbäke,
E-mail:a@9ko.de, Telephone: 04452-9485970, Mobile Telephone: 0170-1865248,
Fax: 01212 6 1889 1889 Passport Number: 182017195, Driver's license: I4002863401
Reykjavik-Casablanca-Dakar-time: 17.00, Date: February 18, 2006

Reference: Agenda item 1 of the Invitation to the Annual General Meeting of above-named company
----

Persons, I have validated my share ownership by, as I maintain, purchasing eleven shares in the above-named company Henkel via the above-named company Commerzbank the day before yesterday; I would herewith propose that the annual financial statements for 2005 should not be approved and could justify this proposal in that I have not been presented with annual financial statements relating the company Henkel KGaA for the 2005 financial year either in electronic or in printed form, and I refuse to approve annual financial statements that could continue to not be presented to me.

The above-named Mr. Müller

B | Agenda item 2, Appropriation of Profit:

From: postmaster@firma-diedrich-mueller.de
Sent: Monday, February 27, 2006
To: Investor.Relations@henkel.com

to the company Henkel KGaA, domiciled in Düsseldorf, via E-mail
copy to the company Reederei Herbert Ekkenga, via Telefax
copy to the company Börse Berlin-Bremen, via E-mail
--
Name of Sender: Mr. Müller, Wilm, Diedrich, born March 25, 1956 in Sande am Jadebusen, 1st Profession: Greeter, 2nd Profession: Congratulator, 3rd Profession: Applauder;
In-Exile Address: Am Markt 3, 26340 Neuenburg an der Bullenmeersbäke, E-mail:a@9ko.de, Telephone: 04452-9485970, Mobile Telephone: 0170-1865248, Fax: 01212 6 1889 1889 Passport Number: 182017195, Driver's license: I14002863401
Reykjavik-Casablanca-Dakar-time: 09.46, Date: February 27, 2006

Proposal to agenda item 2 of the invitation to the Annual General Meeting of above-named firm
----

People, I have proposed herewith that the profit should not be paid out in euro as proposed in the above invitation and that instead as many shares as possible be purchased for the equivalent amount in the above company Reederei via the above company stock exchange Börse Berlin-Bremen, and that these shares be distributed as dividend to the shareholders of the above company Henkel.

Owing to the very slender profit of the above company Henkel, it may be that the number of shares procured in the above company Reederei for this profit amount will be less than the number of shares there are in the above company Henkel, so that a suitable lottery procedure will need to be applied in order to distribute all the shares procured with equivalent probability to all the shares of the above company Henkel.

I would have justified my above proposal in that I have a clear preference for shares as a dividend rather than euro, because shares allow me to greet people at a General Meeting, whereas the suggested euro is a purely virtual currency that entitles me to purely nothing at all.

The above-named Mr. Müller

C | Agenda item 3, To ratify the actions of the Management Board:

From: postmaster@firma-diedrich-mueller.de
Sent: Monday, February 27, 2006
To: Investor.Relations@henkel.com

to the company Henkel KGaA, domiciled in Düsseldorf, via E-mail
--
Name of Sender: Mr. Müller, Wilm, Diedrich, born March 25, 1956 in Sande am Jadebusen, 1st Profession: Greeter, 2nd Profession: Congratulator, 3rd Profession: Applauder;
In-Exile Address: Am Markt 3, 26340 Neuenburg an der Bullenmeersbäke, E-mail:a@9ko.de, Telephone: 04452-9485970, Mobile Telephone: 0170-1865248, Fax: 01212 6 1889 1889 Passport Number: 182017195, Driver's license: I14002863401
Reykjavik-Casablanca-Dakar-time: 13.26, Date: February 27, 2006

Reference: Agenda item 3 of the invitation to the Annual General Meeting of above-named firm
----

Persons, I have proposed herewith that the actions of the Management Board for

fiscal 2005 might be ratified and would justify this proposal in that the same Management Board has been so successful in its stewardship that such a profit has been generated as can be paid out to the shareholders, in such as way as is characterized by the fact that the shareholders in their Annual General Meeting will resolve whether the dividend should be paid out in the form of shares or in the form of euros.

The above-named Mr. Müller

D Agenda item 4, To ratify the actions of the Supervisory Board:

From: postmaster@firma-diedrich-mueller.de
Sent:Monday, February 27, 2006
To: Investor.Relations@henkel.com

to the company Henkel KGaA, domiciled in Düsseldorf, via E-mail
copy to Messrs. Federal Ministry of Finance, via E-Mail
copy to Messrs. European Court of Justice for Human Rights, via E-mail
--
Name of Sender: Mr. Müller, Wilm, Diedrich, born March 25, 1956 in Sande am Jadebusen, 1st Profession: Greeter, 2nd Profession: Congratulator, 3rd Profession: Applauder;
In-Exile Address: Am Markt 3, 26340 Neuenburg an der Bullenmeersbäke,
E-mail:a@9ko.de, Telephone: 04452-9485970, Mobile Telephone: 0170-1865248,
Fax: 01212 6 1889 1889 Passport Number: 182017195, Driver's license: I4002863401
Reykjavik-Casablanca-Dakar-time: 13.44, Date: February 27, 2006

Proposal to agenda item 4 of the invitation to the Annual General Meeting of above-named firm
----
Persons, I have proposed herewith that the actions of the Supervisory Board of the above-named company Henkel for fiscal 2005 should not be ratified and would justify this proposal in that the same Supervisory Board has in the same financial year allowed taxes to be transferred to the above Messrs. Federal Ministry which, in my view, has two disadvantages, namely first: that said money transferred in the form of taxes is no longer available for the payment of a dividend, and second: that a part of this money could have passed to the above mentioned Messrs. European, which would cause be annoyance because said Messrs. European opine that I am not Mr. Wilm Müller but Wilm Müller, and I am of the opinion that organizations for whom I am not Mr. Müller but Müller have not earned my money.

The above-named Mr. Müller

<u>End of counter-proposals</u>